

06011736

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Ipsen S.A.

*CURRENT ADDRESS 42 rue du Docteur Blanche
75016 Paris

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34953 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☒
DEF 14A	(PROXY)	☐			

OICF/BY: [illegible]

DAT : 3/17/06



Ipsen files its *document de base* with the French *Autorité des marchés financiers* ahead of its planned initial public offering

Paris, 17 October 2005 – Ipsen announces the filing of its *document de base* with the *Autorité des marchés financiers* (AMF), registered under number I.05-127 on 14 October 2005. Ipsen plans to make an initial public offering on Eurolist by Euronext™ before the end of the year, depending on market conditions and subject to receipt of a visa from the AMF for the IPO prospectus.

Jean-Luc Bélingard, President and CEO of the Ipsen Group, commented:
"We are extremely pleased to have completed this key stage in our plans to make an initial public offering. The IPO will be an important milestone for our Group in terms of growth and development. With 75 years' experience behind us, our strategy of profitable growth in targeted therapeutic areas has made us a recognised competitor in the international arena of healthcare research and innovation".

About Ipsen
Ipsen is a European pharmaceutical group with over 20 products on the market and a total worldwide staff of nearly 4,000. The Company's development strategy is based on a combination of products in targeted therapeutic areas (oncology, endocrinology and neuromuscular disorders), which are growth drivers and primary care products which contribute significantly to its research financing. This strategy is also supported by an active policy of partnerships. The location of its four R&D centres (Paris, Boston, Barcelona, London) gives the Group a competitive edge in gaining access to leading university research teams and highly qualified personnel. In 2004, Research and Development expenditure reached 143.2 million euros, i.e. 18.7% of consolidated sales, which amounted to 767.8 million euros in the Group's pro forma accounts set up according to the IFRS. More than 650 people in R&D are dedicated to the discovery and development of innovative drugs for patient care.

This press release may not be published, distributed or transmitted, directly or indirectly, in the United States, Canada, Japan or Australia. This press release does not constitute or form part of an offer to sell or issue, or the solicitation of an offer to buy or acquire, the securities discussed herein in any jurisdiction.. This press release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from the registration requirements of the Securities Act of 1933. No public offering of the securities referred to within will be made in the United States.
This press release is for distribution only to persons who (i) are outside the United Kingdom, or (ii) have professional experience in matters relating to investments, or (iii) are persons falling within Article 49(2)(a) to (d) ("high net worth companies, unincorporated associations etc") of The Financial Services and Markets Act 2000 (Financial Promotion) Order 2005.



For further information

The *document de base* (in French version), registered by the French *Autorité des marchés financiers* under number I.05-127 on 14 October 2005, may be obtained, free of charge, from Ipsen (42 rue du Docteur Blanche - 75016 Paris; France), from Ipsen's website (www.ipsen.com) and from the *Autorité des marchés financiers*' website (www.amf-france.org).

Ipsen draws your attention to the "Risk Factors" Section in the *document de base* registered by the *Autorité des marchés financiers.*

This *document de base* is based on 2004 pro forma financial information prepared under French GAAP.

Ipsen
Didier Véron, Director, Public Affairs and Corporate Communications
Tel.: +33 (0)1 44 30 42 15 - Fax: +33 (0)1 44 30 42 04
e-mail : didier.veron@ipsen.com
Website: www.ipsen.com

Brunswick
Agnès Catineau (ipsen@brunswickgroup.com)
Jérôme Biscay (ipsen@brunswickgroup.com)
Tel.: +33 (0) 1 53 96 83 83

Image 7
Constance Giscard d'Estaing (cge@image7.fr)
Isabelle de Segonzac (isegonzac@image7.fr)
Tél. : +33 (0)1 53 70 74 70

Ipsen transfers the primary care division of its Spanish subsidiary to the Faes Group

The Ipsen Group announces that its Spanish subsidiary has signed an agreement with Faes Pharma SA.

This agreement concerns the transfer of assets belonging to Ipsen's subsidiary relating to the marketing and sales of primary care products - analgesics and generics under the Lasa brand. It does not cover Tanakene® (product marketed as Tanakan® in France), which remains in the Group's product portfolio. These products were previously marketed by Ipsen in Spain only, and represented a turnover of 15.5 million euros for the financial year ending on December 31, 2004, and 8.2 million euros for the half-year ending on June 30, 2005.

The agreement signed by the two companies allows for the transfer of these products along with their corresponding sales network. This network will become part of Spain's third-largest pharmaceutical company, specialised in general prescription drugs. Ipsen will continue to manufacture the drugs covered by this agreement for Faes for 18 months.

Under the agreement, Faes will also obtain exclusive rights to promote Tanakene® (standardised extract from the leaves of the Gingko biloba tree, EGb 761®).

As a result of this transfer, the activities of Ipsen Group's Spanish subsidiary will focus on the marketing of the Group's specialised care products (Decapeptyl®, Testim®, Somatuline® Autogel®, NutropinAq® et Dysport®) and on R&D in the targeted disease areas that are of strategic value for the Group.

About Ipsen

Ipsen is a European pharmaceutical group with over 20 products on the market and a total worldwide staff of nearly 4,000. The Company's development strategy is based on a combination of products in targeted therapeutic areas (oncology, endocrinology and neuromuscular disorders), which are growth drivers and primary care products which contribute significantly to its research financing. This strategy is also supported by an active policy of partnerships. The location of its four R&D centres (Paris, Boston, Barcelona, London) gives the Group a competitive edge in gaining access to leading university research teams and highly qualified personnel. In 2004, Research and Development expenditure reached 143.2 million euros, i.e. 18.7% of consolidated sales, which amounted to 767.8 million euros in the Group's pro forma accounts set up according to the IFRS. More than 650 people in R&D are dedicated to the discovery and development of innovative drugs for patient care.

For more information

Ipsen

Didier Véron, Directeur des Affaires Publiques et de la Communication
Tel. : +33 (0)1 44 30 42 15 - Fax : +33 (0)1 44 30 42 04
e-mail : didier.veron@ipsen.com
site internet : www.ipsen.com

Image 7

Constance Giscard d'Estaing (cge@image7.fr)
Isabelle de Segonzac (isegonzac@image7.fr)
Tel. : +33 (0)1 53 70 74 70

Brunswick

Agnès Catineau (ipsen@brunswickgroup.com)
Jérôme Biscay (ipsen@brunswickgroup.com)
Tel.: +33 (0) 1 53 96 83 83

Ipsen grants to Recordati marketing and selling rights to sell Tenstaten® in France

Ipsen and Recordati have announced the signature of an agreement by which Ipsen grants to Recordati the exclusive marketing and selling rights in France of Tenstaten® (cicletanine), a diuretic indicated for the treatment of hypertension developed by Ipsen.

The drug is currently marketed in France by Ipsen with sales of over €12 million in 2004. The consideration paid is slightly more than one time annual sales. Ipsen will supply Tenstaten® to Bouchara Recordati (Recordati subsidiary in France), who will market it for an initial period of seven years. Ipsen will also provide to Bouchara Recordati various services during the hand-over period.

"This agreement is part of Ipsen's strategy to accelerate growth notably by improving the resilience of its primary care product portfolio. With this agreement, Ipsen's objective is to improve the growth profile of Tenstaten® beyond 2006", stated Jean-Luc Bélingard, Chairman and CEO of the Ipsen Group.

"With the Tenstaten® agreement Recordati expands its offering for the treatment of hypertension in France, the second pharmaceutical market in Europe, where our proprietary calcium channel blocker lercanidipine has reached a market share of around 17%." declared Giovanni Recordati , Chairman and CEO, "The agreement with Ipsen improves the standing of our French unit, Bouchara Recordati, in its home market, and is in line with our group strategy of strengthening our position in the main European markets and becoming a partner of choice in the international pharmaceutical community."

About Recordati

Recordati, established in 1926, is a European pharmaceutical group, listed on the Italian Stock Exchange (Reuters RECI.MI, Bloomberg REC IM, ISIN IT 0003828271), dedicated to the research, development, manufacturing and marketing of pharmaceuticals and pharmaceutical chemicals, with headquarters in Milan, Italy and operations in France, Germany, Greece, Ireland, Italy, Spain, Switzerland, the United Kingdom and the United States.

About Ipsen

Ipsen is a European pharmaceutical group with over 20 products on the market and a total worldwide staff of nearly 4,000. The Company's development strategy is based on a combination of products in targeted therapeutic areas (oncology, endocrinology and neuromuscular disorders), which are growth drivers and primary care products which contribute significantly to its research financing. This strategy is also supported by an active policy of partnerships. The location of its four R&D centres (Paris, Boston, Barcelona, London) gives the Group a competitive edge in gaining access to leading university research teams and highly qualified personnel. In 2004, Research and Development expenditure reached 143.2 million euros, i.e. 18.7% of consolidated sales, which amounted to 767.8 million euros in the Group's pro forma accounts set up according to the IFRS. More than 650 people in R&D are dedicated to the discovery and development of innovative drugs for patient care.

For further information:

RECORDATI

Recordati website: www.recordati.com
Claudio Rossetti (Echo Comunicazione d'Impresa)
e-mail: crossetti@echocom.it
(39)0262694736

Investor Relations
Marianne Tatschke
(39)0248787393
e-mail: inver@recordati.it

IPSEN

Ipsen

Didier Véron, Director, Public Affairs and Corporate Communications
Tel.: +33 (0)1 44 30 42 15 - Fax: +33 (0)1 44 30 42 04
e-mail : didier.veron@ipsen.com
Website: www.ipsen.com

Brunswick
Agnès Catineau (ipsen@brunswickgroup.com)
Jérôme Biscay (ipsen@brunswickgroup.com)
Tel.: +33 (0) 1 53 96 83 83

Image 7
Constance Giscard d'Estaing (cge@image7.fr)
Isabelle de Segonzac (isegonzac@image7.fr)
Tél. : +33 (0)1 53 70 74 70

All mentions and descriptions of Recordati products are intended solely as information on the general nature of the company Recordati's activities and are not intended to indicate the advisability of administering any product in any particular instance.

Consolidated sales for the nine months to 30 September 2005:

Growth of 8.9% driven chiefly by sales in international markets (on a comparable basis and in accordance with IFRS)

The Ipsen Group has reported its sales for the first nine months (from 1 January to 30 September) of 2005[1]. During the first three quarters of 2005, under IFRS, consolidated sales came to €606.9 million representing an increase of 8.9% on the €557.4 million posted in the same period of 2004 on a comparable basis, in spite of the negative effects of price reductions introduced by certain public authorities in Europe during 2005, which had a negative impact of 1.4 points on growth.

An analysis by therapeutic area shows that:

- Sales deriving from the Group's targeted disease areas (oncology, endocrinology and neuromuscular disorders) came to €292.9 million, representing an increase of 10.8% on the same period of 2004. This increase was particularly significant in endocrinology, where growth ran at 20.4%, and came to 11.8% in neuromuscular disorders and 6.9% in oncology.
- Sales of primary care products totalled €283.7 million, representing growth of 5.9% compared with sales posted during the same period of 2004.

An analysis by geographical area shows that:

- Sales recorded in the Major Western European Countries[2] reached €409.5 million or 67.5% of the Group's sales, representing an increase of 6.3% compared with the same period of 2004. Growth in the region was held back by the price cuts introduced by certain public authorities during 2005.
- Performance in the Rest of Europe continued to drive the Group's growth, with sales reaching €118.1 million or 19.5% of the Group total, representing an increase of 16.7% compared with the same period of 2004.
- Sales recorded in the Rest of the World came to €79.3 million or 13.1% of the Group total, representing an increase of 11.5% compared with the same period of 2004 on the back of firm performances in Asia.

Commenting on the sales figures for the first nine months of the 2005 financial year, Jean-Luc Bélingard, Chairman and CEO of the Ipsen Group, stated: "*The growth in Ipsen's sales during the first nine months of 2005 illustrates our company's momentum, particularly in international markets and in its targeted disease areas. This momentum reinforces our ability to achieve the sales growth targets that we have set ourselves for 2005.* "

For further information:

Ipsen

Didier Véron, Director, Public Affairs and Corporate Communications
Tel.: +33 (0)1 44 30 42 15 - Fax: +33 (0)1 44 30 42 04
e-mail : didier.veron@ipsen.com
Website: www.ipsen.com

Brunswick

Agnès Catineau (ipsen@brunswickgroup.com)
Jérôme Biscay (ipsen@brunswickgroup.com)
Tel.: +33 (0) 1 53 96 83 83

Image 7

Constance Giscard d'Estaing (cge@image7.fr)
Isabelle de Segonzac (isegonzac@image7.fr)
Tél. : +33 (0)1 53 70 74 70

---

[1]The figures reported for 2004 and 2005 are pro forma.

[2]France, Germany, Italy, Spain and United Kingdom

Ipsen and Pfizer enter into an agreement to promote Artotec® in France

Ipsen and Pfizer announce the signature of an agreement according to which Pfizer will transfer promoting rights for its Artotec® product to Ipsen in France as of 1 January 2006.

Artotec® is a nonsteroidal anti-inflammatory drug which is a diclofenac- and misoprostol-based product (protective gastric agent). It achieved sales of over €9 million in France in 2004 (source: Gers Officine 2004) and is indicated for the symptomatic treatment of rheumatic disorders.

The agreement has been signed for an initial period of two years. Under the terms of the agreement, Ipsen's present sales force in France will promote the product to general practitioners and specialists.

"We are very pleased to form a new partnership with Pfizer in France. This agreement illustrates our optimization strategy in the primary care field, one of the two main pillars of our development ", stated Jean-Luc Bélingard, President and CEO of the Ipsen Group.

"This agreement endorses the trust that Pfizer places in the professionalism and expertise of the Ipsen Group and its staff, and their ability to provide the medical profession with the best scientific and medical information available on Artotec®" stressed Louis Couillard, Chairman of Pfizer France.

About Pfizer

Pfizer has a long history of Research and Development in the field of rheumatology, firstly with oxicams and their derivatives, and more recently with coxibs. As the leading pharmaceutical firm in the world, and second in France, with turnover of € 52.5 billion, Pfizer is committed to the discovery, development and production of innovative treatments for now and for the future. Our different areas of business cover human healthcare (prescription drugs), consumer healthcare (family medicines) and animal health products. With a budget of € 7.6 billion, our Group invests more in research and development than any other player in the healthcare industry. Pfizer offers a wide and innovative range of products spanning different therapeutic areas - the central nervous system, cardiovascular, infectiology, urology, rheumatology, oncology, endocrinology and ophthalmology. Eight out the twenty-five most prescribed drugs in the world are made by Pfizer. While Pfizer is a recognised player in the healthcare field, it also plays a major social role. In response to the major challenges caused by the ageing of the population, which will have medical, social and economic impacts, our Group provides "age-by-age healthcare", committing itself to a new approach to healthcare, encouraging each individual to preserve his health capital. With "age-by-age healthcare", Pfizer is creating numerous partnerships and offers tangible actions enabling each one of us to live and grow older healthily.

About Ipsen

Ipsen is a European pharmaceutical group with over 20 products on the market and a total worldwide staff of nearly 4,000. The Company's development strategy is based on a combination of products in targeted therapeutic areas (oncology, endocrinology and neuromuscular disorders), which are growth drivers and primary care products which contribute significantly to its research financing. This strategy is also supported by an active policy of partnerships. The location of its four R&D centres (Paris, Boston, Barcelona, London) gives the Group a competitive edge in gaining access to leading university research teams and highly qualified personnel. In 2004, Research and Development expenditure reached €143.2 million, i.e. 18.7% of consolidated sales, which amounted to €767.8 million in the Group's pro forma accounts set up according to the IFRS. More than 650 people in R&D are dedicated to the discovery and development of innovative drugs for patient care.

For further information:

Ipsen

Ipsen

Didier Véron, Director, Public Affairs and Corporate Communications

Tel.: +33 (0)1 44 30 42 15 - Fax: +33 (0)1 44 30 42 04

e-mail : didier.veron@ipsen.com

Website: www.ipsen.com

Brunswick

Agnès Catineau (ipsen@brunswickgroup.com)

Jérôme Biscay (ipsen@brunswickgroup.com)

Tel.: +33 (0) 1 53 96 83 83

Image 7
Constance Giscard d'Estaing (cge@image7.fr)
Isabelle de Segonzac (isegonzac@image7.fr)
Tél. : +33 (0)1 53 70 74 70

Pfizer

Pfizer
Sylvia Cukier, Directrice Relations Médias et Associations Patients
Tel : 01 58 07 30 76 - Fax : 01 58 07 43 06
Site Internet : www.pfizer.fr


IPSEN
Innovation for patient care

Ipsen launches its Initial Public Offering
Indicative price range for the Offer: between €21.70 and €25.20 per share

Paris, 22 November 2005 - Ipsen's Board of Directors has confirmed the launch of the process leading to the Initial Public Offering of Ipsen shares on Eurolist by Euronext™.

The *Autorité des marchés financiers* (AMF) approved the French prospectus for the Initial Public Offering of Ipsen shares and granted visa no. 05-789 dated 21 November 2005.

The transaction comprises:

- a placement of 14,599,507 shares[1] (7,699,507 new shares and 6,900,000 existing shares) consisting of:
  - a public offering in France structured as an *offre à prix ouvert* (open-price offer), primarily intended for individual investors; and
  - an international offering intended for institutional investors comprising a placement in France and an international private offering in certain other countries, including in the United States;
- an offer of a maximum number of 250,000 new shares reserved for employees of the Ipsen group in France at a price per share of between €17.36 and €20.16.

The Offer will open on 22 November, with the open-price offer closing at 17.30 CET on 5 December and the global placement at 12.00 CET on 6 December. Pricing is expected to take place on 6 December. Trading on Eurolist by Euronext™ (Compartment A) is expected to commence on 7 December.

The placement is being managed by Goldman Sachs International, Global Coordinator, Joint Lead Manager and Bookrunner and by BNP Paribas, Joint Lead Manager and Bookrunner. ABN AMRO Rothschild, HSBC and SG Corporate & Investment Banking are acting as Co-Lead Managers.

Commenting on the launch of the IPO, Jean-Luc Bélingard, Chairman and CEO of the Ipsen Group, stated: "*The listing represents a major milestone for Ipsen, which will be able to tap into fresh resources to step up the pace of its growth. Our model of being a leading specialised pharmaceutical company, which is built on a diversified and robust product portfolio and R&D excellence, will allow our future shareholders to share in the benefits of our strategy of geographical expansion and development of our therapeutic areas.*"

---

[1] Excluding the possible exercise of the over-allotment option of 1,154,925 new shares.



KEY FEATURES OF THE INITIAL PUBLIC OFFERING

Issuer Ipsen, a *société anonyme* organised and existing under laws of France

Selling Shareholder Mayroy, a *société anonyme* organised and existing under laws of Luxembourg.

Listing A listing on Eurolist by Euronext™ (Segment A) has been requested for all the shares comprising Ipsen's capital on the date of the Frenchprospectus, i.e. 74,936,490 fully subscribed and paid-up shares of the same class, as well as all the new shares due or likely to be issued in connection with the Initial Public Offering.

The Offer Prior to the initial listing of the Company's shares, the distribution of shares as part of the public offering is expected to take place as a global offer (the "***Offer***"), including:

- a public offering in France structured as an *offre à prix ouvert*, primarily intended for individual investors;
- an international offering intended for institutional investors comprising a placement in France and an international private placement in certain other countries, including in the United States.

We intend to allocate a minimum of 10% of the maximum number of shares offered to the *offre à prix ouvert* and a maximum of 90% of the maximum number of shares offered to the international offering. The allocation of shares offered between the *offre à prix ouvert* and the international offering will be adjusted according to the amount of demand for the *offre à prix ouvert* and the international offering.

Distribution The *offre à prix ouvert* will be made to individual investors, mutual funds and incorporated investors located in France.

The international offering will be made to institutional investors in and outside France.

Certain of the Company's directors (namely Alain Béguin, Hervé Couffin, Antoine Flochel, Pierre Martinet, René Merkt and Yves Rambaud) have stated their intention to subscribe to the Offer through the *offre à prix à ouvert* in an amount between €30,000 and €60,000 each.

Offered shares

The maximum total number and the source of the shares being offered to the public are as follows:

Initial number of shares to – 7,949,507 new shares belonging to the same class, representing


IPSEN
Innovation for patient care

be made available to investors under the Offer:	approximately 9.6% of the total number of the Company's issued shares, after completion of both the capital increase for the Offer and the capital increase reserved for employees referred to hereinafter, but before potential exercise of the over-allotment option; – 6,900,000 existing shares of the same class, representing approximately 8.3% of the total number of the Company's issued shares, after completion of both the capital increase for the Offer and the capital increase reserved for employees referred to hereinafter, but before potential exercise of the over-allotment option.
Over-allotment option	– The Company will grant the Lead Managers and Bookrunners, acting on behalf of the underwriters, an option to subscribe for up to 1,154,925 additional new shares to cover over-allotment and to facilitate stabilisation operations.
Total number of shares to be made available to investors under the Offer	– The total number of new shares to be issued pursuant to the Offer and to be made available to the public may be increased by a maximum number of 1,154,925 new shares should the over-allotment option granted by the Company to the underwriters be exercised in full, and will in that case be increased to 9,104,432 new shares, representing approximately 10.8% of the total number of the Company's shares after completion of the capital increase for the Offer and the capital increase reserved for employees referred to hereinafter; – The definitive number of existing shares to be made available to the public pursuant to the Offer is equal to the initial number of existing shares to be offered to the public, i.e. 6,900,000 existing shares, representing approximately 8.2% of the total number of the Company's shares after completion of the capital increase for the Offer and the capital increase reserved for employees referred to hereinafter and after full exercise of the over-allotment option.
Indicative price range for offered shares	The price per share may be within a range between €21.70 and €25.20. This indicative price range may be changed at any time up to and including the day on which the price of the shares in the Offer is scheduled to be set. The indicative price range is for informational purposes only and the final price may be outside this range. It will be set following a bookbuilding period, on 6 December 2005. This final price will be announced in a press release and a notice published by Euronext Paris, which is expected to be released on 6 December 2005.



Sale of existing shares

Dividend rights	– The existing offered shares will have a right to any dividends from 1 January 2005.
Number of shares for sale	– 6,900,000 existing shares.
Gross proceeds	– €161.8 million, based on the mid-point of the indicative price range referred to above (that is €23.45).

Capital increase

Dividend rights	– The new shares offered will have a right to any dividends from 1 January 2005.
Maximum number of shares to be issued	– 7,699,507 new shares, which may be increased up to 8,854,432 new shares should the over-allotment option be exercised in full.
Gross issue proceeds	– a maximum of €207.6 million should the maximum number of new shares be issued (including the 1,154,925 new shares to be issued should the over-allotment option be exercised in full) at a price equal to the mid-point of the indicative price range referred to above (that is €23.45).

Offer-related expenses and charges

Based on the mid-point of the indicative price range, Offer-related expenses and charges are estimated at €15.6 million (or €16.4 million should the over-allotment option be exercised in full).

Purpose of the Offer

The Offer and listing of the Company's shares on Eurolist by Euronext™ are intended to enable the Company to pursue its development independently and on a sound basis, notably by giving it access to fresh funds to finance its business activities.

The sale of the shares sold by Mayroy is to be carried out in accordance with the provisions of the Mayroy Understanding described in Section 3.3.3.1.2.1 of the French *Document de base*.

Underwriting

The shares being offered are fully underwriten. The underwriting agreement will include a termination clause covering both the new shares and the existing shares. Accordingly, with regard to the new shares, this guarantee does not represent an unconditional guarantee under Article L.225-145 of the French commercial code.

The underwriting agreement will be signed no later than on the day the Offer price is set, expected to be on 6 December 2005.

The underwriting agreement may be terminated up until (and including) the settlement-delivery date in certain circumstances, which may affect the Offer's success.

Should the underwriting agreement be terminated, the Company will immediately inform Euronext Paris, which will publish a notice.


IPSEN
Innovation for patient care

Scheduled dates of first listing and start of trading

The first listing of the new shares (in the form of share promises under Article L.228-10 of the French commercial code) and existing shares comprising the Company's share capital on Eurolist by Euronext™ is expected to take place on 6 December 2005 and trading is expected to start on 7 December 2005. From 7 December 2005 until the settlement-delivery date of the shares offered for sale, this trading will take place in accordance with the provisions of Article L.228-10 of the French commercial code on a single listing line entitled "Ipsen - Promesses" and will be subject to the condition precedent of the issue of the depository's certificate with respect to the issue of new shares.

Lock-up undertaking

- Under the underwriting agreement referred to above, Mayroy will undertake to the underwriters not to offer, sell, pledge or transfer in any other way, directly or indirectly, shares in the Company for a period of 180 calendar days following the settlement and delivery date.
- Under the underwriting agreement referred to above, the Company will, subject to the customary exclusions, undertake to the underwriters not to issue, offer, sell, pledge or transfer in any other way, directly or indirectly, shares in the Company or any securities conferring rights to the Company's shares for a period of 180 calendar days following the settlement and delivery date.

Financial intermediaries

- Goldman Sachs International,
- BNP Paribas,
- ABN AMRO Rothschild,
- HSBC,
- Société Générale.

Structure of the Offer reserved for employees

Maximum number of new shares reserved for employees

- A maximum number of 250,000 shares will be issued as part of the capital increase reserved for active and eligible retired employees of the Company and the Company's subsidiaries in France participating in Ipsen Group's corporate savings plan.

Dividend rights

- The new shares reserved for employees will have a right to any dividends from 1 January 2005.

Subscription terms

- Subscription will take place via the Ipsen corporate mutual fund as part of the Ipsen group's savings plan.


IPSEN
Innovation for patient care

Indicative price range for shares reserved for employees	– The price per new share reserved for employees may be within a range between €17.36 and €20.16. This price range represents a 20% discount to the Offer price. This indicative price range is for informational purpose only and the final price may be outside this range. It will be set on 6 December 2005. The final price will be displayed prominently at the Group's premises in France on 7 December 2005.
Gross proceeds from the issue of new shares reserved for employees	– A maximum of €4.7 million is expected if the maximum number of new shares reserved for employees are issued at a price equal to the mid-point of the indicative price range referred to above (that is €18.76).

Indicative timetable

21 November 2005	Approval by the *Autorité des marchés financiers* of the French prospectus
22 November 2005	Publication by Euronext Paris of the notice of the start of the *offre à prix ouvert* Start of the *offre à prix ouvert* and of the global placement Start of the offer reserved for employees
5 December 2005	Close of the *offre à prix ouvert* at 17.30 CET Close of the offer reserved for employees
6 December 2005	Close of the international offering at 12.00 CET (unless closed early) Offer price to be set Price of the offer reserved for employees to be set Underwriting agreement to be signed Publication by Euronext Paris of the notice indicating the results of the *offre à prix ouvert* and publication of a press release stating the Offer price and the price of the offer reserved for employees Initial listing of the Company's shares on Eurolist by Euronext™
7 December 2005	Start of trading in the Company's shares on Eurolist by Euronext™ Stabilisation period begins
9 December 2005	Settlement-delivery of shares under the Offer
28 December 2005	Settlement-delivery of shares under the offer reserved for employees


IPSEN
Innovation for patient care

5 January 2006	Last day on which the over-allotment option may be exercised End of stabilisation period

About Ipsen
Ipsen is a European pharmaceutical group with over 20 products on the market and a total worldwide staff of nearly 4,000. The Company's development strategy is based on a combination of products in targeted therapeutic areas (oncology, endocrinology and neuromuscular disorders), which are growth drivers, and primary care products, which contribute significantly to its research financing. This strategy is also supported by an active policy of partnerships. The location of its four R&D centres (Paris, Boston, Barcelona, London) gives the Group a competitive edge in gaining access to leading university research teams and highly qualified personnel. In 2004, Research and Development expenditures reached €143.2 million, i.e. 18.7% of consolidated sales, which amounted to €767.8 million in the Group's pro forma accounts set up according to the IFRS. More than 650 people in R&D are dedicated to the discovery and development of innovative drugs for patient care.

For further information

The prospectus approved by the *Autorité des marchés financiers* (AMF) on 21 November 2005 under no. 05-789 and comprising the Ipsen's *document de base* registered by the AMF on 14 October 2005 under no. I.05-127, its initial update filed with the AMF on 28 October 2005 under no. D.05-1177-A01, its second update filed with the AMF on 4 November 2005 under no. D.05-1177-A02 and an offering circular, is available free of charge from Ipsen (42 rue du Docteur Blanche - 75016 Paris), as well as from the Ipsen (www.ipsen.com) and *Autorité des marchés financiers* (www.france-amf.org) websites.

Ipsen draws investors' attention to the Risk factors section in the prospectus approved by the *Autorité des marchés financiers.*

Ipsen
Didier Véron, Director of Public Affairs and Corporate Communications
Tel.: +33 (0)1 44 30 43 55 - e-mail: didier.veron@ipsen.com
Web site: www.ipsen.com

Brunswick
Agnès Catineau (ipsen@brunswickgroup.com)
Jérôme Biscay (ipsen@brunswickgroup.com)
Tel.: +33 (0)1 53 96 83 83

Image 7
Constance Giscard d'Estaing (cge@image7.fr)
Isabelle de Segonzac (isegonzac@image7.fr)
Tel.: +33 (0)1 53 70 74 70


IPSEN
Innovation for patient care

Initial Public Offering of Ipsen successfully completed
Offer price set at €22.20 per share

Paris, 6 December 2005 – Ipsen's IPO on Eurolist by Euronext™ was a great success with investors. Trading in Ipsen's shares will start on Eurolist by Euronext™ (Segment A) on 7 December 2005 at 9.00 CET (stock code: IPN ; ISIN code : FR0010259150). Closing of the French retail offering (*offre à prix ouvert*) and of the international offering is expected to take place on 9 December 2005.

Offer Price:

- French retail offering (*offre à prix ouvert*) and international offering price: €22.20 per share,
- Offer reserved for employees price: €17.76 per share.

Allocation (excluding the over-allotment option):

- 4.6% allocated to the French retail offering (*offre à prix ouvert*),
- 95.4% allocated to international offering.

The gross proceeds of the French retail offering (*offre à prix ouvert*) and the international offering (excluding potential exercise of the over-allotment option and excluding the Offer reserved for employees) amounted to €324.1 million, including a capital increase of €170.9 million. The over-allotment option granted by Ipsen to the Lead Managers and Joint Bookrunners, acting on behalf of the underwriters, amounts to a maximum of €25.6 million in the form of an additional capital increase.

Commenting on the IPO, Jean-Luc Bélingard, Chairman and CEO of the Ipsen Group, stated:
"We are delighted to welcome our new private and institutional shareholders, who are joining us in the next step of our development. I am especially pleased with the strong demand from Ipsen's employees, who, by their high level of participation in the employee offering in France, have demonstrated their commitment to the Group and its future. The capital increase will enable us to strengthen our international position and pursue our expansion across all of our therapeutic areas. This IPO has opened up new prospects for Ipsen, which will remain true to its goal of research and innovation for patient care."


IPSEN
Innovation for patient care

FINAL DETAILS OF THE INITIAL PUBLIC OFFERING

Issuer — Ipsen, a *société anonyme* organised and existing under the laws of France.

Selling Shareholder — Mayroy, a *société anonyme* organised and existing under the laws of Luxembourg.

Listing place — Eurolist by Euronext™ (Segment A).

Shares to be listed — Ipsen's shares to be listed on Eurolist by Euronext™ are :

- 74,936,490 existing shares comprising Ipsen's capital on the date of this press release;
- 7,699,507 new shares issued by Ipsen in the context of the Offer;
- 250,000 new shares issued in the context of the offer reserved for employees;
- a maximum of 1,154,925 additional new shares to be issued should the over-allotment option be exercised in full.

Over-allotment option

- the Company granted the Lead Managers and Joint Bookrunners, acting on behalf of the underwriters, an option to subscribe for up to 1,154,925 additional new shares to cover over-allotment and to facilitate stabilisation activities.

Dividend rights

- all the shares to be listed on Eurolist by Euronext™ have a right to any dividends from 1 January 2005.

Price per share — The price per share, in the context of the French retail offering (*offre à prix ouvert*) and in the context of the international offering placement, is €22.20.

Sale of existing shares

Number of shares

- 6,900,000 existing shares.

Gross proceeds

- €153.2 million.

Capital increase

Maximum number of issued shares and shares to be issued

- 7,699,507 new shares, which may be increased up to 8,854,432 additional new shares should the over-allotment option be exercised in full.

Gross issued proceeds

- €170.9 million (€196.6 million should the over-allotment option be exercised in full).


IPSEN
Innovation for patient care

Offer-related expenses and charges

Offer-related expenses and charges are estimated at €15.1 million (€15.8 million should the over-allotment option be exercised in full).

Underwriting

The offered shares are fully underwritten. The underwriting agreement includes a termination clause covering both the new shares and the existing shares. Accordingly, with regard to the new shares, this guarantee does not represent an unconditional guarantee under Article L.225-145 of the French commercial code.

The underwriting agreement was signed on 6 December 2005.

The underwriting agreement may be terminated up until (and including) the settlement-delivery date in certain circumstances, which may affect the Offer's success.

Should the underwriting agreement be terminated, the Company will immediately inform Euronext Paris, which will publish a notice.

Listing date

The listing of the new shares (in the form of share promises within the meaning of Article L.228-10 of the French *Code de commerce*) and existing shares comprising the Ipsen's share capital on Eurolist by Euronext™ took place on 6 December 2005.

First trading date

Trading will start on 7 December 2005. From 7 December 2005 until the settlement-delivery date of the offered shares, trading will take place in accordance with the provisions of Article L.228-10 of the French *Code de commerce* on a single listing line entitled "Ipsen - Promesses" and will be subject to the condition precedent of the delivery of the depositary's certificate with respect to the issue of the new shares.

Lock-up undertaking

- Under terms of the underwriting agreement referred to above, Mayroy will undertake not to offer, sell, pledge or transfer in any other way, directly or indirectly, shares in the Company for a period of 180 calendar days from 9 December 2005.
- Under terms of the underwriting agreement referred to above, the Company will, subject to the customary exclusions, undertake not to issue, offer, sell, pledge or transfer in any other way, directly or indirectly, shares in the Company or any securities conferring rights to the Company's shares for a period of 180 calendar days from 9 December 2005.

Financial intermediaries

- Goldman Sachs International,
- BNP Paribas,
- ABN AMRO Rothschild,
- HSBC,
- Société Générale.


IPSEN
Innovation for patient care

Offer reserved for employees

Number of new shares issued to employees	–	250,000 new shares
Price of the offer reserved for employees	–	€17.76 million.
Gross issued proceeds	–	€4.4 million.

Share capital and voting rights after the Offer

Following the Offer, the offer reserved for employees and prior to the potential exercise of the over allotment option, the share capital and the voting rights of Ipsen are held as follows:

	Shares		Voting rights	
	Number	*Percentage*	*Number*	*Percentage*
Mayroy	68,036,479	82.1%	126,641,479	89.5%
Employees	250,000	0.3%	250,000	0.2%
Public [(1)]	14,599,518	17.6%	14,599,518	10.3%
Total	82,885,997	100.0%	141,490,997	100.0%

(1) Including the directors of Ipsen.

Timetable

21 November 2005	Approval by the *Autorité des marchés financiers* of the French prospectus
22 November 2005	Publication by Euronext Paris of the notice of the start of the *offre à prix ouvert*. Start of the *offre à prix ouvert* and of the global placement Start of the offer reserved for employees
5 December 2005	Close of the *offre à prix ouvert* at 17.30 CET Close of the offer reserved for employees


IPSEN
Innovation for patient care

6 December 2005	Close of the international offering at 12.00 CET
	Setting of the Offer price
	Setting of the price of the offer reserved for employees
	Signing of the underwriting agreement
	Publication by Euronext Paris of the notice indicating the result of the *offre à prix ouvert* and publication of a press release stating the Offer price and the price of the offer reserved for employees
	Initial listing of Ipsen's shares on Eurolist by Euronext™
7 December 2005	Start of trading in the Ipsen's shares on Eurolist by Euronext™
	Stabilisation period begins
9 December 2005	Settlement-delivery of shares under the Offer
28 December 2005	Settlement-delivery of shares under the offer reserved for employees
5 January 2006	Last day on which the over-allotment option may be exercised
	End of stabilisation period

About Ipsen

Ipsen is a European pharmaceutical group with over 20 products on the market and a total worldwide staff of nearly 4,000. The Company's development strategy is based on a combination of products in targeted therapeutic areas (oncology, endocrinology and neuromuscular disorders), which are growth drivers, and primary care products, which contribute significantly to its research financing. This strategy is also supported by an active policy of partnerships. The location of its four research and development centres (Paris, Boston, Barcelona, London) gives the Group a competitive edge in gaining access to leading university research teams and highly qualified personnel. In 2004, research and development expenditures reached €143.2 million, i.e. 18.7% of consolidated sales, which amounted to €767.8 million in Ipsen's pro forma accounts set up according to the IFRS. More than 650 people in research and development are dedicated to the discovery and development of innovative drugs for patient care.

For further information

The prospectus approved by the *Autorité des marchés financiers* (AMF) on 21 November 2005 under no. 05-789 and comprising the Ipsen's *document de base* registered by the AMF on 14 October 2005 under no. I.05-127, its initial update filed with the AMF on 28 October 2005 under no. D.05-1177-A01, its second update filed with the AMF on 4 November 2005 under no. D.05-1177-A02 and a *note d'opération* dated 21 November 2005, is available free of charge from Ipsen (42, rue du Docteur Blanche - 75016 Paris), as well as from the Ipsen (www.ipsen.com) and *Autorité des marchés financiers* (www.france-amf.org) websites.



Ipsen draws investors' attention to the Risk Factors section in the prospectus approved by the *Autorité des marchés financiers.*

Ipsen
Didier Véron, Director of Public Affairs and Corporate Communications
Tél. : +33 (0)1 44 30 43 55 - e-mail : didier.veron@ipsen.com
Site internet : www.ipsen.com

Brunswick
Agnès Catineau (ipsen@brunswickgroup.com)
Jérôme Biscay (ipsen@brunswickgroup.com)
Tél. : +33 (0)1 53 96 83 83

Image 7
Constance Giscard d'Estaing (cge@image7.fr)
Isabelle de Segonzac (isegonzac@image7.fr)
Tél. : +33 (0)1 53 70 74 70

IPSEN
Innovation for patient care

Ipsen Announces Licensing Agreement with Radius for Ipsen Osteoporosis Proprietary Molecule BA058

— PTHrP analog in phase I clinical trials —

Paris (France), 13 December 2005 - Ipsen today announced that this September it entered into a licensing agreement with Radius (formerly known as Nuvios) through which Radius has acquired the exclusive worldwide rights to develop, manufacture and distribute the molecule BA058 (formerly known as BIM 44058) and its analogs, along with rights to several Ipsen novel formulation technologies. The license is on a worldwide basis with the exception of Japan, where Ipsen previously granted an exclusive license for BA058 to the Japanese group, Teijin. Radius will pay Ipsen upfront and milestone payments linked to development and registration of the product, as well royalties calculated on a pro rata sales basis.

BA058 is an analog of PTHrP (parathyroid hormone-related protein) and is currently in Phase I clinical trials for the treatment of osteoporosis. There is increasing evidence that human PTHrP is a critical cytokine in the regulation of bone metabolism and bone mass. BA058 is related to hPTHrP and has demonstrated in preclinical testing the potential to widen the anabolic window for bone therapeutics, stimulating bone formation with a limited effect on bone resorption. This could enable improved convenience over currently available anabolic therapies, resulting in greater compliance and, ultimately, greater benefit to patients.

"BA058 has the potential to become an important new anabolic therapy for osteoporosis. We are developing it to build new bone in patients with significant bone loss, to reduce the risk of fractures. In addition, we intend to develop BA058 with more convenient dosing than is currently available for an anabolic bone therapy," said C. Richard Lyttle, PhD, President and Chief Executive Officer of Radius. "Osteoporosis is a serious public health issue, and there is a real need for new drugs that build back lost bone to complement existing osteoporosis drugs that prevent resorption and further bone loss."

"Ipsen is very pleased to partner its proprietary BA058 with the US-based company, Radius" stated Jean-Luc Bélingard, Chairman and CEO of the Ipsen Group. "This partnership confirms Ipsen strategy to strengthen its growth and enhance the value of its R&D pipeline, by selecting specialist partners for its proprietary products, apart from its targeted therapeutic areas, i.e., oncology, endocrinology and neuromuscular disorders. We have selected Radius as a partner for BA058 because of its expertise in the development of advanced new therapies in osteoporosis. This collaboration once again illustrates Ipsen's unique position as a key partner in the pharmaceutical industry."

Osteoporosis is a leading cause of morbidity and mortality in elderly people worldwide. In the U.S. alone, more than 44 million men and women have osteoporosis, or low bone-mineral density. A 50-year-old woman in the U.S. has a 40 percent risk of osteoporotic fracture. Within one year of experiencing a hip fracture, a woman has a 10 percent to 20 percent chance of mortality. This means that a woman over the age of 50 has a 3 percent chance of mortality over her lifetime from the direct consequences of osteoporosis, similar to her lifetime risk of mortality from breast cancer.

About Ipsen
Ipsen is a European pharmaceutical group with over 20 products on the market and a total worldwide staff of nearly 4,000. The Company's development strategy is based on a combination of products in targeted therapeutic areas (oncology, endocrinology and neuromuscular disorders), which are growth drivers and primary care products which contribute significantly to its research financing. This strategy is also supported by an active policy of partnerships. The location of its four R&D centres (Paris, Boston, Barcelona, London) gives the Group a competitive edge in gaining access to leading university research teams and highly qualified personnel. In 2004, Research and Development expenditure reached €143.2 million, i.e. 18.7% of consolidated sales, which amounted to €767.8 million in the Group's pro forma accounts set up according to the IFRS. More than 650 people in R&D are dedicated to the discovery and development of innovative drugs for patient care.
Ipsen's shares are traded on Segment A of Eurolist by Euronext™ (stock code: IPN, ISIN code: FR0010259150).

About Radius
Radius is a privately held company that is a leader in the discovery and development of a new generation of drug therapies for osteoporosis and women's health. The company raised $24 million in a Series A financing in November, 2003. Investors include HealthCare Ventures, MPM Capital and Oxford Bioscience Partners. Radius is located in Cambridge, Massachusetts.

For further information:

Ipsen

Ipsen
Didier Véron, Director, Public Affairs and Corporate Communications
Tel.: +33 (0)1 44 30 42 15 - Fax: +33 (0)1 44 30 42 04
e-mail : didier.veron@ipsen.com
Website: www.ipsen.com

Brunswick
Agnès Catineau (ipsen@brunswickgroup.com)
Jérôme Biscay (ipsen@brunswickgroup.com)
Tel.: +33 (0) 1 53 96 83 83

Image 7
Constance Giscard d'Estaing (cge@image7.fr)
Isabelle de Segonzac (isegonzac@image7.fr)
Tel. : +33 (0)1 53 70 74 70

Radius

Radius
Bart Henderson, Chief Business Officer
Tel.: (617) 551-4702 - Fax: (617) 551-4701
e-mail: bhenderson@radiuspharm.com
website: www.radiuspharm.com



Initial public offering of Ipsen
Exercise of the over-allotment option

Paris, 14 December 2005 - Ipsen today announced that Goldman Sachs International and BNP Paribas, have exercised on behalf of and for the account of the underwriters of its initial public offering, the over-allotment option for 1,139,008 additional new shares at the offer price of 22.20 euros per share, for a total amount of approximately 25.3 million euros, taking the total offering size to 15,738,515 shares, being 18.8% of share capital (excluding the Employee Offering as defined in the prospectus dated November 21, 2005).

Goldman Sachs International, acting as stabilization agent, has announced to the company that it has carried out stabilization transactions and purchased 15,917 shares of Ipsen on 7 December 2005, at a price of 22.20 euros per share.

About Ipsen

Ipsen is a European pharmaceutical group with over 20 products on the market and a total worldwide staff of nearly 4,000. The Company's development strategy is based on a combination of products in targeted therapeutic areas (oncology, endocrinology and neuromuscular disorders), which are growth drivers, and primary care products, which contribute notably to its research financing. This strategy is also supported by an active policy of partnerships. The location of its four research and development centres (Paris, Boston, Barcelona, London) gives the Group a competitive edge in gaining access to leading university research teams and highly qualified personnel. In 2004, research and development expenditures reached €143.2 million, i.e. 18.7% of consolidated sales which amounted to €767.8 million in Ipsen's pro forma accounts set up according to the IFRS. More than 650 people in research and development are dedicated to the discovery and development of innovative drugs for patient care. Ipsen's shares are traded on Segment A of Eurolist by Euronext™ (stock code: IPN, ISIN code: FR0010259150).

<u>For further information:</u>

The prospectus approved by the *Autorité des marchés financiers* (AMF) on 21 November 2005 under no. 05-789 and comprising the Ipsen's *document de base* registered by the AMF on 14 October 2005 under no. I.05-127, its initial update filed with the AMF on 28 October 2005 under no. D.05-1177-A01, its second update filed with the AMF on 4 November 2005 under no. D.05-1177-A02 and a *note d'opération* dated 21 November 2005, is available free of charge from Ipsen (42, rue du Docteur Blanche - 75016 Paris), as well as from the Ipsen (www.ipsen.com) and *Autorité des marchés financiers* (www.france-amf.org) websites.


IPSEN
Innovation for patient care

Ipsen draws investors' attention to the Risk Factors section in the prospectus approved by the *Autorité des marchés financiers.*

Ipsen
Didier Véron, Director of Public Affairs and Corporate Communications
Tél. : +33 (0)1 44 30 43 55 - e-mail : didier.veron@ipsen.com
Site internet : www.ipsen.com

Brunswick
Agnès Catineau (ipsen@brunswickgroup.com)
Jérôme Biscay (ipsen@brunswickgroup.com)
Tél. : +33 (0)1 53 96 83 83

Image 7
Constance Giscard d'Estaing (cge@image7.fr)
Isabelle de Segonzac (isegonzac@image7.fr)
Tél. : +33 (0)1 53 70 74 70

IPSEN
Innovation for patient care

Ipsen recovers all rights to Reloxin®
subject to the completion of Allergan's acquisition of Inamed

Paris (France), 21 December 2005 - Ipsen announces that it will recover its rights to Reloxin® from Inamed if and when the Allergan offer to acquire Inamed completes.

Ipsen and Inamed have reached an agreement that provides for the termination of the development and distribution agreement signed by Ipsen and Inamed on 30 July 2002, if and when the acquisition of Inamed by Allergan is completed.

Under this termination agreement, all rights related to Ipsen's Botulinum Toxin type A pharmaceutical product previously granted by Ipsen to Inamed under the contract would be returned to Ipsen, and all worldwide rights in the Reloxin® trademark would be assigned to Ipsen, in consideration for payment by Ipsen of USD 10 million to Inamed.

Since the execution of the development and distribution agreement by Ipsen and Inamed on July 30, 2002, Inamed has been developing Ipsen's Botulinum Toxin type A pharmaceutical product in the field of aesthetic medicine in the USA, Canada and Japan under the trademark Reloxin® in such countries to compete against Allergan's Botox®.

Until completion of the acquisition of Inamed by Allergan, Inamed remains responsible for the phase III trials and preparation of the clinical parts of the FDA submission of Reloxin®, expected to be filed by Ipsen in 2007 as previously stated.

About Ipsen's botulinum toxin Type A
Ipsen's botulinum toxin Type A, developed in the field of aesthetic medicine in the USA, Canada and Japan under the trademark Reloxin® is also approved for aesthetic indications in other countries, notably Argentina, Brazil, Columbia, Honduras, New Zealand, Ukraine, Uruguay, Vietnam, Mexico and Russia (in Russia, it is the first botulinum toxin A approved in this field). Ipsen is also pursuing regulatory approval for aesthetic medicine indications for the product in certain additional key international markets.

Under the trademark Dysport®, Ipsen's botulinum toxin Type A also acts as a curariform (immobilises muscles), which was initially developed for the treatment of motor disorders and various forms of muscular spasticity, including cervical dystonia (a chronic condition in which the neck is twisted or deviated), spasticity of the lower limbs in children with cerebral palsy, blepharospasm (involuntary eye closure) and hemifacial spasm. It was later developed for the treatment of a wide variety of neuromuscular disorders. Dysport® was originally launched in the United Kingdom in 1991. At 30 June 2005, Dysport® had marketing authorisations in 69 countries (including 27 in Europe).

About Ipsen
Ipsen is a European pharmaceutical group with over 20 products on the market and a total worldwide staff of nearly 4,000. The company's development strategy is based on a combination of products in targeted therapeutic areas (oncology, endocrinology and neuromuscular disorders), which are growth drivers and primary care products which contribute significantly to its research financing. This strategy is also supported by an active policy of partnerships. The location of its four R&D centres (Paris, Boston, Barcelona, London) gives the Group a competitive edge in gaining access to leading university research teams and highly qualified personnel. In 2004, Research and Development expenditure reached €143.2 million, i.e. 18.7% of consolidated sales, which amounted to €767.8 million in the Group's pro forma accounts set up according to the IFRS. More than 650 people in R&D are dedicated to the discovery and development of innovative drugs

for patient care. Ipsen's shares are traded on Segment A of Eurolist by Euronext™ (stock code: IPN, ISIN code: FR0010259150).

For further information:

Ipsen
Didier Véron, Director, Public Affairs and Corporate Communications
Tel.: +33 (0)1 44 30 42 15 - Fax: +33 (0)1 44 30 42 04
e-mail : didier.veron@ipsen.com
Website: www.ipsen.com

Brunswick
Agnès Catineau (ipsen@brunswickgroup.com)
Jérôme Biscay (ipsen@brunswickgroup.com)
Tel.: +33 (0) 1 53 96 83 83

Image 7
Constance Giscard d'Estaing (cge@image7.fr)
Isabelle de Segonzac (isegonzac@image7.fr)
Tel. : +33 (0)1 53 70 74 70



RECEIVED
2006 FEB 24 P 3:47
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Société anonyme with a share capital of 84,024,683 euros
Registered office: 42, rue du Docteur Blanche – 75016 Paris
419 838 529 RCS Paris

Share repurchase program

Issuer:	Ipsen
Listing:	Eurolist by Euronext™ (segment A)
Symbol:	IPN
ISIN Code:	FR0010259150

Securities:	shares
Authorisation of the operation:	general meeting of September 19, 2005
Implementation decision:	board of directors meeting of December 14, 2005
Maximum share of the capital whose repurchase is authorised:	5%
Maximum share purchase price:	26.64 euros
Maximum amount payable by the Company:	111,920,873.76 euros
Calendar:	The program may be implemented from the date of publication of this summary of the details of the repurchase program and until the final date authorised by the shareholders at the general meeting of 19 September 19, 2005 (March 19, 2005).

Objectives of the share repurchase program:

(i) to cover the obligations under debt securities giving access to capital or stock-option programs or any other form of allocation of shares to employees, such as:
- the delivery of shares upon the exercise of rights attached to the securities giving access to capital;
- the implementation of any Company's stock option plan within the scope of articles L.225-177 et seq. of the French Commercial Code;
- the allotment of bonus shares to employees and to company officers within the scope of articles L.225-197-1 et seq. of the French Commercial Code; and
- the allotment of shares to employees, and, where applicable, to company representatives, to enable them to participate in the results of the growth of the business and as part of the implementation of any company savings scheme in the conditions set out by law, in particular within the scope of articles L.443-1 et seq. of the French Labor Code.

(ii) the acquisition of shares for conservation and subsequent delivery in exchange or as payment in the context of external growth operations.

(iii) The upholding of the secondary market or the liquidity of the shares of the Company by the provider of investment services acting independently within the scope of a liquidity contract in accordance with a the standard practices accepted by the *Autorité des marches financiers.*

This publication constitutes a summary of the details of the share repurchase program submitted to the *Autorité des marchés financiers*. All the details of the repurchase program are available, free of charge, at the registered office of the Company to any person making a request. Details of the repurchase program are also available on the websites of the *Autorité des marchés financiers,* www.amf-france.org and Ipsen www.ipsen.com.

About Ipsen

Ipsen is a European pharmaceutical group with over 20 products on the market and a total worldwide staff of nearly 4,000. The Company's development strategy is based on a combination of products in targeted therapeutic areas (oncology, endocrinology and neuromuscular disorders), which are growth drivers and primary care products which contribute significantly to its research financing. This strategy is also supported

by an active policy of partnerships. The location of its four R&D centres (Paris, Boston, Barcelona, London) gives the Group a competitive edge in gaining access to leading university research teams and highly qualified personnel. In 2004, Research and Development expenditure reached €143.2 million, i.e. 18.7% of consolidated sales, which amounted to €767.8 million in the Group's pro forma accounts set up according to the IFRS. More than 650 people in R&D are dedicated to the discovery and development of innovative drugs for patient care.

The shares of Ipsen are traded on Eurolist by Euronext™ (segment A)
(Symbol: IPN, ISIN Code: FR0010259150)

IPSEN
Innovation for patient care

Ipsen implements a liquidity contract

Paris (France), 16 January 2006 - Ipsen has mandated EXANE BNP PARIBAS to implement a liquidity contract effective 11 January 2006 until 31 December 2006, with a tacit renewal for a period of one year. This contract is compliant with the Code of Conduct issued by the French Association of Investment Firms (A.F.E.I.) and approved by the French *Autorité des Marchés Financiers*.

To this effect Ipsen has dedicated on 13 January 2006 2.5 million euros to its liquidity account.

On this occasion, the company will launch its share buy-back program allowing the implementation of this liquidity contract.

About Ipsen

Ipsen is a European pharmaceutical group with over 20 products on the market and a total worldwide staff of nearly 4,000. The company's development strategy is based on a combination of products in targeted therapeutic areas (oncology, endocrinology and neuromuscular disorders), which are growth drivers and primary care products which contribute significantly to its research financing. This strategy is also supported by an active policy of partnerships. The location of its four R&D centres (Paris, Boston, Barcelona, London) gives the Group a competitive edge in gaining access to leading university research teams and highly qualified personnel. In 2004, Research and Development expenditure reached €143.2 million, i.e. 18.7% of consolidated sales, which amounted to €767.8 million in the Group's pro forma accounts set up according to the IFRS. More than 650 people in R&D are dedicated to the discovery and development of innovative drugs for patient care. Ipsen's shares are traded on Segment A of Eurolist by Euronext™ (stock code: IPN, ISIN code: FR0010259150).

For further information:

Ipsen
Didier Véron, Director, Public Affairs and Corporate Communications
Tel.: +33 (0)1 44 30 42 15 - Fax: +33 (0)1 44 30 42 04
e-mail : didier.veron@ipsen.com
Website: www.ipsen.com

Brunswick
Agnès Catineau (ipsen@brunswickgroup.com)
Jérôme Biscay (ipsen@brunswickgroup.com)
Tel.: +33 (0) 1 53 96 83 83

Image 7
Constance Giscard d'Estaing (cge@image7.fr)
Isabelle de Segonzac (isegonzac@image7.fr)
Tel. : +33 (0)1 53 70 74 70

IPSEN
Innovation for patient care*

Paris, 25 January 2006

Dear Sir or Madam,

Please find enclosed our corporate agenda for 2006:

1st February 2006	2005 - full year sales
17 March 2006	2005 - results
2 May 2006	Sales - 1st quarter 2006
2 June 2006	General shareholders' meeting and payment of 2005 dividend
1st August 2006	Sales - 1st half of 2006
6 September 2006	Results - 1st half of 2006
30 October 2006	Sales first 9 months of 2006

Yours sincerely,

Press contact:
+33 (0)1 44 30 42 38
e-mail : contact.presse@ipsen.com

Investor relations:
+33 (0)1 44 30 43 31
e-mail : contact.investisseurs@ipsen.com

IPSEN
Siège Social : 42, rue du Docteur Blanche - 75016 Paris - France
Tél. : +33 (0)1 44 30 43 43 - Fax : +33 (0)1 44 30 43 21
www.ipsen.com

Bureaux : 51/53, rue du Docteur Blanche - 75016 Paris - France
Tél. : +33 (0)1 44 30 43 43 - Fax : +33 (0)1 44 30 42 00

*Innover pour mieux soigner

IPSEN
Innovation for patient care

RECEIVED
2006 FEB 24 P 3:
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Ipsen reports full-year sales growth of 7.4% in the year ended 31 December 2005 (unaudited)

(on a comparable perimeter[1] and in accordance with IFRS)

More than 10% growth in targeted therapeutic areas
Dynamic performance in international markets

Paris, 1st February 2006 — The Ipsen Group has reported its sales for the 2005 financial year[2].

(in thousands of euros)	2005	2004 on a comparable perimeter[1]	% change between 2005 and 2004 on a comparable perimeter[1]	2004	% change between 2005 and 2004
Consolidated Sales	**807,114**	**751,539**	***7.4%***	**767,825**	***5.1%***

At the end of 2005, the Ipsen Group's consolidated sales came to €807.1 million representing an increase of 7.4% on the €751.5 million realised in 2004 financial year on a comparable perimeter (7,3% on a comparable perimeter and excluding foreign exchange impacts). This upbeat performance was achieved in spite of price reductions introduced by various European governments during the same period (negative impact of €8.2 million, equivalent to 1.1 points of growth).

An analysis by therapeutic area shows that: (see table in Appendix A)

- Sales deriving from targeted disease areas (oncology, endocrinology and neuromuscular disorders) amounted to €391.2 million in 2005, representing an increase of 10.4% on the 2004 figure. This increase was particularly significant in endocrinology, where growth ran at 20.4% on the back of the firm performances posted by Somatuline®/Somatuline® Autogel®, as well as the launch of NutropinAq® in many European countries. Sales growth came to 12.4% in neuromuscular disorders and 6.0% in oncology despite the negative impact of €4.8 million arising from enforced price reductions that affected Decapeptyl®, notably in Italy, Spain, Belgium and United Kingdom.

- Sales of primary care products totalled €377.7 million in 2005, representing a growth of 4.4% compared with the sales posted during the 2004 financial year. All the primary care therapeutic areas showed a balanced contribution to this sales growth.

[1] Since the Group sold its primary care business in Spain (except for Tanakan®, known as Tanakene® locally) during October 2005, the Group is presenting this business as a discontinued operation retroactively from 1st January 2005 in its consolidated financial statements. Accordingly, its consolidated sales figure for the year to 31 December 2005 does not include sales for this business, which amounted to €16.7 million, although those sales were included in the pro forma consolidated sales published in 2004, amounting to €16.3 million in 2004. All the following comments are made by comparison with 2004 sales restated excluding the business sold during 2005 and thus shown on a comparable perimeter.

[2] The figures for 2004 and 2005 are stated on a pro forma basis and in accordance with IFRS. The pro forma consolidated statements present the Group's activity and results as if the legal reorganisation of the Group completed in June 2005 had taken place previously on 1st January 2002.

- Sales of other therapeutic areas reached €7.0 million representing a growth of 5.0% compared to 2004 financial year sales.

- Sales of pharmaceutical related activities (active ingredients and raw materials) amounted to €31.2 million in growth of 8% compared to sales posted during 2004.

An analysis by geographical area shows that: (see table in Appendix B)

- Sales recorded in the Major Western European countries reached €547.3 million or 67.8% of the Group's consolidated sales, representing an increase of 5.3% compared with 2004 when they accounted for 69.2% of the Group's consolidated sales. Growth in the region was depressed by the price cuts introduced during 2005 by certain public authorities.

- In the Rest of Europe, particularly in Eastern Europe, sales rose by 15.0% to €155.9 million, representing 19.3% of the Group's consolidated sales compared with 18.0% of the Group's consolidated sales during the 2004 financial year. This region played an active part in the Group's overall expansion.

- Sales in the Rest of the world came to €103.9 million or 12.9% of the Group's sales (compared with 12.8% in 2004), up 8.0% compared with 2004. Performance was strong in Asia and particularly in China.

Commenting on the sales figures for the 2005 financial year, Jean-Luc Bélingard, Chairman and CEO of the Ipsen Group, stated: "*With top-line growth of 7.4% in 2005, on a comparable perimeter[1], Ipsen has achieved its sales targets. The products we sell in our targeted disease areas have again demonstrated their credentials as a growth engine, and our primary care products have maintained their momentum in France. Following the recovery of our rights to Reloxin®, subject to completion of Allergan's acquisition of Inamed, we are now focusing on some of the key success factors for our expansion. These include smooth progress in clinical trials with a view to the registration of Somatuline®, Dysport® and Reloxin® in the United States and the selection of business partners to, notably, maximise our penetration of the US market.*"

[1] Since the Group sold its primary care business in Spain (except for Tanakan®, known as Tanakene® locally) during October 2005, the Group is presenting this business as a discontinued operation retroactively from 1st January 2005 in its consolidated financial statements. Accordingly, its consolidated sales figure for the year to 31 December 2005 does not include sales for this business, which amounted to €16.7 million, although those sales were included in the pro forma consolidated sales published in 2004, amounting to €16.3 million in 2004. All the following comments are made by comparison with 2004 sales restated excluding the business sold during 2005 and thus shown on a comparable perimeter.

Ipsen

Ipsen is a European pharmaceutical group with over 20 products on the market and a total worldwide staff of nearly 4,000. The Company's development strategy is based on a combination of products in targeted therapeutic areas (oncology, endocrinology and neuromuscular disorders), which are growth drivers, and primary care products, which contribute significantly to its research financing. This strategy is also supported by an active policy of partnerships. The location of its four R&D centres (Paris, Boston, Barcelona, London) gives the Group a competitive edge in gaining access to leading university research teams and highly qualified personnel. More than 650 people in R&D are dedicated to the discovery and development of innovative drugs for patient care. Ipsen shares are traded in Compartment A of Eurolist by Euronext™ (stock code: IPN, ISIN code: FR0010259150).

For further information:

Ipsen
Didier Véron, Director of Public Affairs and Corporate Communications
Tel.: +33 (0)1 44 30 42 38 - Fax: +33 (0)1 44 30 42 04
e-mail: didier.veron@ipsen.com
www.ipsen.com

IPSEN
Innovation for patient care

Appendix A

Analysis by therapeutic area

	2005 consolidated		2004 consolidated on a comparable perimeter		change between 2005 and 2004 on a comparable perimeter		2004 consolidated		change between 2005 and 2004	
(in thousands of euros)	*Value*	*% of sales*	*Value*	*% of sales*	*Value*	*%*	*Value*	*% of sales*	*Value*	*%*
Targeted therapeutic areas										
- Oncology	210,728	*26.1%*	198,878	*26.5%*	11,850	*6.0%*	199,939	*26.0%*	10,789	*5.4%*
- Endocrinology	87,996	*10.9%*	73,104	*9.7%*	14,892	*20.4%*	73,104	*9.5%*	14,892	*20.4%*
- Neuromuscular disorders	92,478	*11.5%*	82,278	*10.9%*	10,200	*12.4%*	83,411	*10.9%*	9,067	*10.9%*
Sub-total	**391,202**	***48.5%***	**354,260**	***47.1%***	**36,942**	***10.4%***	**356,454**	***46.4%***	**34,748**	***9.7%***
Primary care										
- Gastroenterology	141,075	*17.5%*	134,477	*17.9%*	6,598	*4.9%*	135,236	*17.6%*	5,839	*4.3%*
- Cognitive disorders	120,960	*15.0%*	116,348	*15.5%*	4,612	*4.0%*	116,348	*15.2%*	4,612	*4.0%*
- Cardiovascular	115,619	*14.3%*	110,838	*14.7%*	4,781	*4.3%*	115,565	*15.1%*	54	*0.0%*
Sub-total	**377,654**	***46.8%***	**361,663**	***48.1%***	**15,991**	***4.4%***	**367,149**	***47.8%***	**10,505**	***2.9%***
Other therapeutic areas										
- Other pharmaceutical products	7,021	*0.9%*	6,688	*0.9%*	333	*5.0%*	14,709	*1.9%*	-7,688	*-52.3%*
Total pharmaceutical products sales	**775,877**	***96.1%***	**722,611**	***96.2%***	**53,266**	***7.4%***	**738,312**	***96.2%***	**37,565**	***5.1%***
Pharmaceutical-related activities	**31,237**	**3.9%**	**28,928**	**3.8%**	**2,309**	***8.0%***	**29,513**	***3.8%***	**1,724**	***5.8%***
Total sales	**807,114**	***100.0%***	**751,539**	***100.0%***	**55,575**	***7.4%***	**767,825**	***100.0%***	**39,289**	***5.1%***

IPSEN
Innovation for patient care

Appendix B

Analysis by geographical area

	2005 consolidated		2004 consolidated on a comparable perimeter		change between 2005 and 2004 on a comparable perimeter		2004 consolidated		change between 2005 and 2004	
(in thousands of euros)	*Value*	*% of sales*	*Value*	*% of sales*	*Value*	*%*	*Value*	*% of sales*	*Value*	*%*
- France	360,908	*44.7%*	345,931	*46.0%*	14,977	*4.3%*	345,931	*45.1%*	14,977	*4.3%*
- Spain	52,005	*6.4%*	53,291	*7.1%*	-1,286	*-2.4%*	69,558	*9.1%*	-17,553	*-25.2%*
- Italy	65,980	*8.2%*	62,057	*8.3%*	3,923	*6.3%*	62,057	*8.1%*	3,923	*6.3%*
- Germany	39,462	*4.9%*	33,087	*4.4%*	6,375	*19.3%*	33,087	*4.3%*	6,375	*19.3%*
- United Kingdom	28,932	*3.6%*	25,329	*3.4%*	3,603	*14.2%*	25,329	*3.3%*	3,603	*14.2%*
Major Western European countries	***547,287***	***67.8%***	***519,695***	***69.2%***	***27,592***	***5.3%***	***535,962***	***69.8%***	***11,325***	***2.1%***
Rest of Europe	***155,893***	***19.3%***	***135,580***	***18.0%***	***20,313***	***15.0%***	***135,584***	***17.7%***	***20,309***	***15.0%***
- Asia	52,087	*6.5%*	45,104	*6.0%*	6,983	*15.5%*	45,104	*5.9%*	6,983	*15.5%*
- North America		*0.0%*	264	*0.0%*	-264	*-100.0%*	264	*0.0%*	-264	*-100.0%*
- Rest of the world	51,847	*6.4%*	50,896	*6.8%*	951	*1.9%*	50,911	*6.6%*	936	*1.8%*
Rest of the World	***103,934***	***12.9%***	***96,264***	***12.8%***	***7,670***	***8.0%***	***96,279***	***12.5%***	***7,655***	***7.9%***
Total sales	***807,114***	***100.0%***	***751,539***	***100.0%***	***55,575***	***7.4%***	***767,825***	***100.0%***	***39,289***	***5.1%***

IPSEN
Innovation for patient care

Jean-Luc Bélingard, member of the Board of Directors of *Inserm*

Paris (France), 7 February 2006 – Jean-Luc Bélingard, Chairman and CEO of the Ipsen Group has been appointed a member of the Board of Directors of the French National Institute for Health and Medical Research (Inserm, *Institut national de la santé et de la recherche médicale*) as a key representative from the industry sector.

Jean-Luc Bélingard graduated from the HEC business school in 1971 and was awarded an MBA from Cornell University (United States) in 1974. Before taking up the position of Chairman and CEO of the Ipsen Group in January 2002, he was a member of the Executive Board and CEO of BioMérieux-Pierre Fabre (from 1999 to 2001). In 1982, Jean-Luc Bélingard joined the Roche Group, where he held several positions including head of the diagnostics division. He was also a member of the Executive Committee. Jean-Luc Bélingard is also Director and Chairman of the Compensation Committee of the Laboratory Corporation of America (Burlington, North Carolina), Director of Applera Corporation (Norwalk, Connecticut), Director and member of the Compensation Committee of ExonHit (France), Director and member of the Compensation Committee of NicOx (France) and adviser to the French government on foreign trade. Jean-Luc Bélingard is Delegate General and spokesman for G5, an association encompassing the principal French pharmaceutical companies, namely Sanofi-Aventis, Servier, Pierre Fabre and Ipsen.

Ipsen
Ipsen is a European pharmaceutical group with over 20 products on the market and a total worldwide staff of nearly 4,000. The Company's development strategy is based on a combination of products in targeted therapeutic areas (oncology, endocrinology and neuromuscular disorders), which are growth drivers, and primary care products, which contribute significantly to its research financing. This strategy is also supported by an active policy of partnerships. The location of its four R&D centres (Paris, Boston, Barcelona, London) gives the Group a competitive edge in gaining access to leading university research teams and highly qualified personnel. More than 650 people in R&D are dedicated to the discovery and development of innovative drugs for patient care. Ipsen shares are traded in Compartment A of Eurolist by Euronext™ (stock code: IPN, ISIN code: FR0010259150).

For further information:
Ipsen
Didier Véron, Director of Public Affairs and Corporate Communications
Tel.: +33 (0)1 44 30 42 38 - Fax: +33 (0)1 44 30 42 04
e-mail: didier.veron@ipsen.com
www.ipsen.com



Registered name: Ipsen S.A.
Type of securities: IPN, ISIN code FR0010259150
Beginning of the program: January 13, 2006

Table of monthly declaration of the transactions by Ipsen concerning its own securities during January 2005

Total information

Number of securities comprising the share capital at the beginning of the program	84,024,683	
Capital directly or indirectly held in treasury at the beginning of the program	0.00	0%
Balance at the end of the previous month	0.00	
Number of securities purchased during the month	10,030.00	
Number of securities sold during the month	0.00	
Number of securities transferred during the month	0.00	
Number of securities cancelled during the month	0.00	
Repurchase of securities from persons holding more than 10% of the capital or from directors during the month of January 2005	0.00	
Number of securities purchased since the beginning the program	10,030.00	
Number of securities sold since the beginning of the program	0.00	
Number of securities transferred since the beginning of the program	0.00	
Number of securities cancelled during the last 24 months	0.00	
Accounting value of the portfolio	260,676,000	
Market value of the portfolio	255,765,000	